
March 16, 2021

Christopher Keber
Chief Executive Officer
Shelter Acquisition Corporation I
6 Midland Street #1726
Quogue, NY 11959

> **Re: Shelter Acquisition Corporation I**
> **Registration Statement on Form S-1**
> **Filed February 17, 2021**
> **File No. 333-253213**

Dear Mr. Keber:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed February 17, 2021

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1.   Please request that your auditor revise the explanatory paragraph in its report to include the terms substantial doubt and going concern as set forth in AS 2415.12 and 13.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Debbie Yee, P.C.